SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Novamerican Steel Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

66986M 100

(CUSIP Number)

Gilbert E. Playford

Novamerican Steel Inc.

1050 University Avenue

Norwood, MA 02062

(781) 762-0123

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66986M 100	13D/A	Page 2 of 11 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,455,928
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,455,928
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,455,928
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.7%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 66986M 100	13D/A	Page 3 of 11 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Playford SPAC Portfolio Ltd. 20-8161377
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,955,470
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,955,470
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,470
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14.		TYPE OF REPORTING PERSON PN

Introduction

This Amendment No. 2 amends and supplements the Schedule 13D filed on March 22, 2007, as amended on June 26, 2007 and November 19, 2007 by Gilbert E. Playford relating to

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the Common Stock, par value $.001 per share of Novamerican Steel Inc., f/k/a Symmetry Holdings Inc., and adds the Playford SPAC Portfolio Ltd. as a filer.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to Common Stock, par value $0.001 per share (the “Common Stock”), issued by Novamerican Steel Inc., f/k/a Symmetry Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1050 University Avenue, Norwood, MA 02062.

Item 2.	Identity and Background.
(a)	This Schedule 13D/A is being filed by Gilbert E. Playford. (“Playford”) and the Playford SPAC Portfolio Ltd (“Portfolio”).
(b)	The business address of Playford is 1050 University Avenue, Norwood, MA 02062. The address of Portfolio is 5200 St. Andrews Island Drive, Vero Beach, Florida 32967.
(c)

Playford is the beneficial owner of 2,919,711 shares of Common Stock, consisting of 1,172,500 shares of Common Stock owned indirectly through Portfolio, 809,711 shares of Common Stock owned indirectly through Gilbert E. Playford Revocable Trust (the “Trust”), 312,500 shares of Common Stock owned indirectly through Playford Holdings, Ltd. (“Holdings”) and 625,000 shares of Common Stock owned indirectly through Playford Grandkids Limited Partnership (“Grandkids LP”). Playford is also the beneficial owner of warrants to purchase 6,322,124 shares of Common Stock, consisting of 3,222,222 warrants owned indirectly through Portfolio, 125,000 warrants owned indirectly through the Trust, 500,000 warrants owned indirectly through the Playford Family Limited Partnership (“Family LP”), 750,000 warrants owned indirectly through Grandkids LP, 787,402 warrants owned indirectly through Holdings and 625,000 warrants owned indirectly through the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/D 6/23/07 (the “2007 Charitable Remainder Trust”). Playford is a 24.8% limited partner of Portfolio and Playford’s Grantor Retained Annuity Trust (the “GRAT”) is a 75% limited partner of Portfolio. The remaining .2% of the outstanding partnership interests is owned by the general partner of Portfolio, Playford SPAC Management Corp., of which Playford is the sole beneficial and record owner. Playford is the settler and sole trustee of the Trust. The shares of Common Stock owned by the Trust were previously owned directly by Playford and were gifted to the Trust on April 4, 2007. Playford is the general partner of Holdings. Playford is the sole member of Playford Management LLC which is the sole general partner of each of Grandkids LP and Family LP. Playford is the trustee of the 2007 Charitable Remainder Trust. Playford is the non-executive Chairman of the Issuer, as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

CUSIP No. 66986M 100	13D/A	Page 5 of 11 Pages

(d)	During the last five years, neither Playford nor Portfolio has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, neither Playford nor Portfolio has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Playford is a citizen of Canada. Portfolio is a Florida limited partnership.
Item 3.	Source and Amount of Funds or Other Consideration.

Playford acquired 234.5 shares of Common Stock on April 26, 2006 at a price of $5.00 per share, for an aggregate purchase price of $1,172.50, financed through the use of his personal funds. On June 26, 2006, the Issuer conducted a 5,000 to 1 stock split, resulting in Playford’s ownership of 1,172,500 shares. On December 11, 2006, Playford transferred such shares to Portfolio as part of Portfolio’s initial capitalization. Playford financed the contribution of capital from his personal funds.

On March 5, 2007, Portfolio purchased 3,222,222 warrants to purchase one share of Common Stock per warrant at $0.90 per warrant, for an aggregate purchase price of $2,899,999.80. Portfolio financed this purchase through funds contributed by Playford through the use of his personal funds.

On March 12, 2007, Playford acquired 125,000 shares of Common Stock underlying units of Symmetry Holdings Inc., each unit consisting of one share and one warrant to purchase one share of Common Stock per warrant, held directly by him in his own name. The purchase price was $8.00 per unit. Playford financed this purchase through the use of his personal funds. On April 4, 2007, Playford gifted such shares to the Trust.

On November 15, 2007, Playford indirectly acquired 937,500 units (the “Units”), each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the “ November Warrants”). On June 21, 2007, Playford had agreed to purchase up to 1,875,000 Units; on September 17, 2007, Playford assigned the rights to purchase 937,500 of such Units to third parties. Of the 937,500 Units acquired by Playford, 312,500 are held directly by Holdings and 625,000 are held directly by the 2007 Charitable Remainder Trust. The purchase price of the Units was $8.00 per Unit. The November Warrants have an exercise price of $5.50 per share of common stock, will become exercisable on March 7, 2008 and will expire on November 15, 2011. Holdings and 2007 Charitable Remainder Trust financed the purchases from funds contributed by Playford through the use of his personal funds. Playford does not yet have sole or shared voting or investment power of the securities underlying the November Warrants.

On July 24, 2008, pursuant to exchange agreements with the Issuer, each of the entities described above as a holder of warrants agreed to exchange all of its warrants for Common Stock

CUSIP No. 66986M 100	13D/A	Page 6 of 11 Pages

at a ratio of one share of Common Stock per 4.115384615 warrants surrendered. Portfolio will receive 782,970 shares of Common Stock in exchange for its 3,222,222 warrants; the Trust will receive 30,374 shares of Common Stock in exchange for its 125,000 warrants; the Family LP will receive 121,495 shares of Common Stock in exchange for its 500,000 warrants; the Grandkids LP will receive 182,243 shares of Common Stock in exchange for its 750,000 warrants; Holdings will receive 267,266 shares of Common Stock in exchange for its 1,099,902 warrants; and the 2007 Charitable Remainder Trust will receive 151,869 shares of Common Stock in exchange for its 625,000 warrants. No additional consideration was paid. Neither Playford nor Portfolio beneficially owns any warrants.

Item 4.	Purpose of Transaction.

Neither Playford nor Portfolio has at the present time have any plans or proposals which relate to or would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

CUSIP No. 66986M 100	13D/A	Page 7 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

As of the date hereof and as more fully described in Item 2(c) and Item 3 above, Playford may be deemed to be the indirect beneficial owner of 1,955,470 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Portfolio; 840,085 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by the Trust; 579,766 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Holdings; 776,869 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by the 2007 Charitable Remainder Trust; 182,243 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Grandkids LP; and 121,495 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Family LP. The 4,445,928 shares of Common Stock beneficially owned by Playford represent 18.7% of the issued and outstanding shares of Common Stock, and the 1,955,470 shares of Common Stock beneficially owned by Portfolio represent 8.2% of the issued and outstanding shares of Common Stock, based on 23,813,079 shares to be issued and outstanding after the issuance of 2,360,775 shares of Common Stock, which number includes the shares to be issued to Playford and Portfolio, that the Issuer agreed on July 24, 2008 to issue pursuant to various exchange agreements.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by Playford and Portfolio during the past sixty days:

Entity	Date	Amount Bought (Sold)	Price Per Share	Where and How Effected
Portfolio	07/24/2008	782,970 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer
Trust	07/24/2008	30,374 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer
Holdings	07/24/2008	267,266 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer

CUSIP No. 66986M 100	13D/A	Page 8 of 11 Pages

Grandkids LP	07/24/2008	182,243 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer
Family LP	07/24/2008	121,495 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer
2007 Charitable Remainder Trust	07/24/2008	151,869 shares of Common Stock acquired upon exchange of warrants	Exchange of warrants for Common Stock	Private exchange with Issuer
Trust	05/29/2008	18,748 shares	$3.30	Open Market Purchase
Trust	05/29/2008	100 shares	$3.31	Open Market Purchase
Trust	05/29/2008	1,600 shares	$3.32	Open Market Purchase
Trust	05/29/2008	100 shares	$3.33	Open Market Purchase
Trust	05/29/2008	6,100 shares	$3.34	Open Market Purchase
Trust	05/29/2008	27,042 shares	$3.35	Open Market Purchase
Trust	05/29/2008	38,110 shares	$3.40	Open Market Purchase

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
10.1	Warrant Subscription Agreement (previously filed).

CUSIP No. 66986M 100	13D/A	Page 9 of 11 Pages

10.2	Unit Subscription Agreement (previously filed).
10.3	Assignment of Subscription Rights (previously filed).
10.4

Form of Exchange Agreement between Novamerican Steel Inc. and each of Playford SPAC Portfolio, Ltd., the Gilbert E. Playford Revocable Trust, Playford Holdings, Ltd., the Playford Grandkids Limited Partnership, the Playford Family Limited Partnership and the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/D 6/12/07.

24.1	Power of Attorney (previously filed).
24.2	Power of Attorney.
99.1	Joint Filing Agreement, dated July__, 2008, between Gilbert E. Playford and Playford SPAC Portfolio Ltd relating to the filing of a joint statement on Schedule 13D.

CUSIP No. 66986M 100	13D/A	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2008

GILBERT E. PLAYFORD
By:	/s/ Karen G. Narwold
Name: Karen G. Narwold
Title: Attorney-in-Fact

PLAYFORD SPAC PORTFOLIO LTD.
By:	/s/ Karen G. Narwold
Name: Karen G. Narwold
Title: Attorney-in-Fact

CUSIP No. 66986M 100	13D/A	Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Description
10.1	Warrant Subscription Agreement (previously filed).
10.2	Unit Subscription Agreement (previously filed).
10.3	Assignment of Subscription Rights (previously filed).
10.4

Form of Exchange Agreement between Novamerican Steel Inc. and each of Playford SPAC Portfolio, Ltd., the Gilbert E. Playford Revocable Trust, Playford Holdings, Ltd., the Playford Grandkids Limited Partnership, the Playford Family Limited Partnership and the Gilbert E. Playford 2007 Charitable Remainder Trust U/A/D 6/12/07.

24.1	Power of Attorney (previously filed).
24.2	Power of Attorney.
99.1	Joint Filing Agreement, dated July__, 2008, between Gilbert E. Playford and Playford SPAC Portfolio Ltd relating to the filing of a joint statement on Schedule 13D.